UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The PMI Group, Inc.

Full Name of Registrant

Former Name if Applicable

PMI Plaza, 3003 Oak Road

Address of Principal Executive Office (Street and Number)

Walnut Creek, California 94597-2098

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See attachment

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donald P. Lofe, Jr.	925	658-7878
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The PMI Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2011	By	/s/ Donald P. Lofe, Jr.
			Name:	Donald P. Lofe, Jr.
			Title:	Executive Vice President, Chief Financial Officer and Chief Administration Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

Part III – NARRATIVE

The PMI Group, Inc. (“TPG”) has determined that it is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended September 30, 2011 in a timely manner and that it does not expect to be able to file the Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”). As reported in TPG’s Form 8-K dated October 21, 2011, TPG received on October 21, 2011, a copy of (i) a Verified Complaint for Appointment of a Receiver and Injunction, dated October 20, 2011 (the “Complaint”), seeking among other things an order appointing Christina Urias, the Director of the Arizona Department of Insurance (the “Director”), as receiver to take possession of the property and business of PMI Mortgage Insurance Co. (“MIC”), TPG’s wholly-owned subsidiary, (ii) an order, dated October 20, 2011 (the “Interim Order”), directing the Director to take possession and control of MIC, pending a hearing on matters addressed in the Complaint and (iii) an Order of Supervision (the “Order of Supervision”) for PMI Reinsurance Co., PMI Mortgage Guaranty Co. and Residential Insurance Co., which are wholly-owned subsidiaries of TPG, appointing a Supervisor and restricting such entities from taking a variety of actions without the prior approval of the Director or the Supervisor. As a result of these events, TPG has not had sufficient access to the books and records or financial, legal and operating personnel of MIC, PMI Reinsurance Co., PMI Mortgage Guaranty Co. and Residential Insurance Co. to allow TPG to prepare or appropriately review a Form 10-Q for the period ended September 30, 2011, and, accordingly, is not in a position to timely file a Form 10-Q for such period. In addition, TPG has been considering, and has been in discussions with its independent registered public accounting firm regarding, the manner in which MIC should be treated in TPG’s accounts as a result of the Interim Order and was unable to reach a definitive conclusion in a time frame that would have allowed it to prepare and timely file a Form 10-Q for such period.

Part IV – OTHER INFORMATION

As discussed above, MIC, TPG’s wholly-owned subsidiary, is the subject of the Interim Order directing the Director to take possession and control of MIC pending a hearing on certain matters. In addition, PMI Reinsurance Co., PMI Mortgage Guaranty Co. and Residential Insurance Co., which are wholly-owned subsidiaries of TPG, are subject to the Order of Supervision appointing a Supervisor and restricting such entities from taking a variety of actions without the prior approval of the Director or the Supervisor. It is anticipated that an earnings statement for the period ended September 30, 2011 would reflect significant changes in the results of operations from the corresponding period for the previous fiscal year. TPG cannot reasonably estimate the results of operations without sufficient access to the books and records and financial, legal and operating personnel of MIC, PMI Reinsurance Co., PMI Mortgage Guaranty Co. and Residential Insurance Co. Such access has been severely limited by the Interim Order since October 21, 2011.